Exhibit 12.1

Ratio of Earnings to Fixed Charges

(dollars in thousands, except ratio data)

	Three months ended	Year ended December 31,
	31-Mar-09	2008	2007	2006	2005	2004
Fixed Charges:

Interest expense on indebtedness (including amortization of debt expense and discount)	$24	$104	$104	$0	$0	$0

Interest expense on portion of rent expense representative of interest	32	129	129	129	95	95

Total Fixed Charges	$56	$233	$233	$129	$95	$95

Earnings (Loss):

Net loss before provision for income taxes	$(927)	$(23,953)	$(27,168)	$(28,688)	$(18,206)	$(21,937)

Fixed Charges per above	56	233	233	129	95	95

Total Earnings (Loss)	$(871)	$(23,720)	$(26,935)	$(28,559)	$(18,111)	$(21,842)

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—

Coverage deficiency	$(927)	$(23,953)	$(27,168)	$(28,688)	$(18,206)	$(21,937)

Management believes that 14% is a reasonable approximation of the interest factor on rental for Building and leasehold improvements.

The earnings to fixed charges ratio was less than 1:1 due to the losses reported for the three months ended March 31, 2009 and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004. To achieve an earnings to fixed charges ratio of 1:1, the Company would need to generate additional income of $0.9 million, $24 million, 27.2 million, 28.7 million, 18,2 million and $21.9 million, respectively.